SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BladeLogic, Inc.
(Name of Subject Company (Issuer))

Bengal Acquisition Corporation
BMC Software, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	09265M102
(Titles of classes of securities)	(CUSIP number of class of securities)
Denise M. Clolery
Senior Vice President, General Counsel & Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827
(713) 918-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Peter F. Kerman
Luke J. Bergstrom
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$831,423,880.00	$32,674.96

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 29,693,710 shares of common stock, par value $0.001 per share, of BladeLogic at a purchase price of $28.00 per share. Such number of shares consists of (i) 27,985,733 shares of common stock issued and outstanding as of March 16, 2008, and (ii) 1,707,977 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire BladeLogic shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,674.96	Filing Party: BMC Software, Inc. and Bengal Acquisition Corporation
Form or Registration No. Schedule TO	Date Filed: March 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:       ☐

Item 1, Item 2, Item 4, Item 5, Item 6, Item 8, Item 9, and Item 11
Item 12. Exhibits
INDEX TO EXHIBITS
EXHIBIT 99.(D)(4)
EXHIBIT 99.(D)(5)
EXHIBIT 99.(D)(6)

          This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2008, by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), at a purchase price of $28.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.
          Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Statement.
Item 1, Item 2, Item 4, Item 5, Item 6, Item 8, Item 9, and Item 11.
          The Offer to Purchase is amended as follows:
SUMMARY TERM SHEET
          The answer to the question “Have any BladeLogic stockholders agreed to tender their Shares?” is deleted in its entirety and replaced with the following answer:
          “Yes. Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P. and certain of its beneficial owners, Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC and Myriad Investments, LLC have entered into tender and support agreements with BMC and us, which provide, among other things, that these stockholders will irrevocably tender their Shares in the Offer. These stockholders may only withdraw their Shares from the Offer if the tender and support agreements are terminated in accordance with their terms, including if the Merger Agreement is terminated. The Shares subject to the tender and support agreements represent approximately 38.4% of the outstanding Shares, as of March 16, 2008. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Merger Agreement; Other Agreements.””
          The answer to the question “Are there any compensation arrangements between BMC and BladeLogic’s executive officers or other key employees?” is deleted in its entirety and replaced with the following answer:
          “BMC has entered into an employment agreement with Mr. Dev Ittycheria, President and Chief Executive Officer of BladeLogic, and offer letter agreements and change of control agreements with Vijay Manwani and John McMahon pursuant to which these executive officers will be entitled to certain employment compensation, severance, change of control and other employee benefits arrangements. Additionally, the executive officers of BladeLogic have entered into agreements to tender any Shares they hold or acquire, whether upon the exercise of options or warrants or otherwise, in the Offer. See “The Offer—Section 13—The Merger Agreement; Other Agreements— Compensation Arrangements with BladeLogic Executive Officers and Key Employees.””
INTRODUCTION
          The sixth and seventh paragraphs of “INTRODUCTION” are deleted in their entirety and replaced with the following paragraphs:
          “Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC, and Myriad Investments, LLC entered into tender and support agreements with BMC and the Purchaser, each dated as of March 17, 2008. On April 10, 2008, Bessemer Venture Partners V L.P. transferred all of the Shares it owned to certain of its beneficial owners in a pro rata distribution and, coincident with this transfer, each of the recipients of Shares from Bessemer Venture Partners V L.P. agreed to be bound by the terms of the tender and support agreements. The tender and support agreements between BMC, the Purchaser, and the stockholders require, among other things, that the stockholders irrevocably tender their Shares subject to the tender and support agreements in the Offer. The stockholders may only withdraw such Shares from the Offer if the tender and support agreements are terminated in accordance with their terms, including if the Merger Agreement is terminated. The tender and support agreements, also require that the stockholders irrevocably tender any Shares acquired after the date of their tender and support agreement, including upon the exercise of options to acquire Shares or otherwise. The stockholders that have entered into the tender and support agreements own, in the aggregate, and assuming the full exercise of any options held by any of such stockholders, 10,748,892 Shares, representing approximately 38.4% of the outstanding Shares, as of March 16, 2008. See “The Offer—Section 13—The Merger Agreement; Other Agreements.”
          BMC has entered into an employment agreement with Mr. Dev Ittycheria, President and Chief Executive Officer of BladeLogic and offer letter agreements and change of control agreements with Vijay Manwani and John McMahon pursuant to which these executive officers will be entitled to certain employment compensation, severance, change of control and other employee benefits arrangements. See the “The Offer—Section 13—The Merger Agreement; Other Agreements— Compensation Arrangements with BladeLogic Executive Officers and Key Employees.””
THE OFFER
          13. The Merger Agreement; Other Agreements
          The first and second paragraphs of Section 13 — “The Merger Agreement; Other Agreements—Tender and Support Agreements” are deleted in their entirety and replaced with the following paragraphs:
          “In connection with the Merger Agreement, certain stockholders entered into tender and support agreements with BMC and the Purchaser, which are collectively referred to as the “Support Agreements.” The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements themselves, the form of which is incorporated herein by reference. BMC and the Purchaser have filed a copy of the form of Support Agreement with the Schedule TO as Exhibit d(2). Stockholders and other interested parties should read the form of Support Agreement in its entirety for a more complete description of the provisions summarized below.
           Each of Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC, and Myriad Investments, LLC entered into a Support Agreement with BMC and the Purchaser, each dated as of March 17, 2008. On April 10, 2008, Bessemer Venture Partners V L.P. transferred all of the Shares it owned to certain of its beneficial owners in a pro rata distribution and, coincident with this transfer, each of the recipients of Shares from Bessemer Venture Partners V L.P. agreed to be bound by the terms of the Support Agreements. Each stockholder who is party to a Support Agreement (each, a “Supporting Stockholder”) has agreed to validly tender or cause to be tendered in the Offer the Shares subject to a Support Agreement together with any Shares issued to or otherwise acquired or owned by such stockholder after the commencement of the Offer, free and clear of any liens or encumbrances, as promptly as practicable following the commencement of the Offer, and in any event no later than five business days prior to the initial expiration date of the Offer. Supporting Stockholders are not required to exercise any unexercised options to purchase Shares and do not have any obligation to tender Shares if such tender could cause such stockholder to incur liability under Section 16(b) of the Exchange Act. Moreover, certain Supporting Stockholders have been permitted to transfer an aggregate of 183,338 Shares for charitable purposes, without the requirement that such charities agree to be bound by the terms of Support Agreements. Each of the Supporting Stockholders has also agreed not to withdraw its Shares once tendered from the Offer at any time unless the tender and support agreements are terminated in accordance with their terms, including if the Merger Agreement is terminated. If the Merger is completed, each of the Supporting Stockholders has agreed not to exercise any appraisal rights or dissenter’s rights that may arise with respect to the Merger.”
          The “THE OFFER—Section 13—The Merger Agreement; Other Agreements—Compensation Arrangements with BladeLogic Executive Officers and Key Employees” is deleted in its entirety and replaced with the following:
          “Compensation Arrangements with BladeLogic Executive Officers and Key Employees
          Employment Agreement with Dev Ittycheria
          The following summary of certain provisions of the Employment Agreement dated as of April 11, 2008 (the “Employment Agreement”) entered into between BMC and Mr. Dev Ittycheria, President and Chief Executive Officer of BladeLogic, is qualified in its entirety by reference to the Employment Agreement, which is incorporated herein by reference and a copy of which BMC and the Purchaser have filed with the Schedule TO as Exhibit d(4). Stockholders and other interested parties should read the Employment Agreement in its entirety for a more complete description of the provisions summarized below.
          Under the Employment Agreement, Mr. Ittycheria has agreed to become the Senior Vice President — Strategy and Corporate Development of BMC effective as of and conditioned upon the effective time of the Merger.

          Pursuant to the terms of the Employment Agreement, Mr. Ittycheria will receive (i) a base salary of $400,000 per year, (ii) 80,000 shares of restricted BMC stock which will vest in equal installments on each of the first three anniversaries of the grant date, subject to Mr. Ittycheria’s continued employment with BMC through each such vesting date, and (iii) stock options to purchase 80,000 shares of BMC common stock which will vest in equal monthly installments over four years from the grant date, subject to Mr. Ittycheria’s continued employment with BMC through each such vesting date. The stock options will be granted in accordance with BMC’s current stock option granting policy and will have a per share exercise price equal to the per share fair market value of BMC’s common stock on the date of grant. In addition, Mr. Ittycheria will be eligible to participate in (i) the BMC Short-Term Incentive Performance Award Program and, subject to its terms, to receive payment of a target incentive of 100% of his base salary and (ii) beginning April 1, 2008, the BMC Long-Term Incentive Plan and, subject to its terms, to receive performance-based payments targeted at $100,000 after each of eighteen and thirty-six months of employment with BMC based on BMC’s total shareholder return against a peer group of companies.
          If Mr. Ittycheria’s employment is terminated without cause or he resigns for good reason, Mr. Ittycheria will be entitled to receive severance payments equal to the aggregate sum of one year of his base salary plus one year of his then-current cash bonus target amount. If Mr. Ittycheria is terminated without cause or resigns for good reason within twelve months following a change of control of BMC, he will also be entitled to (i) accelerated vesting of all BMC stock option and restricted stock awards and (ii) continued medical and life insurance benefits, at no cost, for Mr. Ittycheria and his dependents (including his spouse) under the medical and life insurance benefit plan as then in effect for employees of BMC for eighteen months or until such time that he is re-employed and has medical and life insurance benefits. Mr. Ittycheria must execute a general release of all claims against BMC and its affiliates in order to receive any of the foregoing benefits.
          During and for the eighteen months following his term of employment with BMC, Mr. Ittycheria will not, directly or indirectly, (i) own, manage or operate, be employed by, or in any manner connected with any business whose products or activities compete with the products or activities of BMC anywhere in the world, (ii) solicit business of the same or similar type being carried on by BMC, from any person known by the Mr. Ittycheria to be a customer or a potential customer of BMC, or (iii) solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is an employee (or was an employee within two (2) years) of BMC at any time during Mr. Ittycheria’s employment or in any manner induce or attempt to induce any employee of BMC to terminate his or her employment or interfere with BMC’s relationship with any person, including any person who at any time during Mr. Ittycheria’s employment period was an employee, contractor, supplier, or customer of BMC.
     Offer Letter Agreements
     The following summary of certain provisions of the offer letter agreements, each dated April 11, 2008, between BMC and each of Messrs. Vijay Manwani and John McMahon, is qualified in its entirety by reference to the offer letter agreements, which are incorporated herein by reference and copies of which BMC and the Purchaser have filed with the Schedule TO as Exhibits d(5) and d(6). Stockholders and other interested parties should read the offer letter agreements in their entirety for a more complete description of the provisions summarized below.
     BMC entered into offer letter agreements with each of Messrs. Manwani and McMahon that offer employment to such executives effective upon the closing of the Merger. Pursuant to the offer letters, Mr. Manwani will serve as Vice President and Chief Architect of BMC, and Mr. McMahon will serve as Vice President, Service Automation Sales of BMC.
     The offer letter agreements provide Messrs. Manwani and McMahon with an annual base salary of $220,000 and $260,000, respectively, and an annual variable target bonus opportunity of $144,000 and $260,000, respectively.
     In addition, the offer letter agreements provide Messrs. Manwani and McMahon with an initial grant of stock options to acquire 30,000 and 50,000 shares, respectively, of BMC common stock, subject to the provisions of the BladeLogic 2007 Stock Option and Incentive Plan. The effective date and exercise price will be set when the grant is approved and the options granted to Messrs. Manwani and McMahon will vest monthly over four years based on continued service with BMC. In addition, the offer letter agreements provide Messrs. Manwani and McMahon with a grant of 30,000 and 50,000 shares, respectively, of restricted BMC stock that will vest equally over three years on each anniversary date of the grant subject to continued service with BMC.
          If either Mr. Manwani’s or Mr. McMahon’s employment is terminated by BMC without cause or if either resigns from his employment with BMC for good reason, then (i) all of the outstanding stock options granted to the executive to acquire shares of the common stock of BMC that are received upon conversion in connection with the Merger shall become immediately vested and fully exercisable, (ii) any risk of forfeiture shall immediately lapse on any right to receive merger consideration that was received upon conversion of shares of BladeLogic restricted stock in connection with the Merger, (iii) the executive will be entitled to a lump sum cash payment in an amount equal to six (6) months of his base salary and (iv) if the executive elects to receive continued healthcare coverage, BMC will directly pay, or reimburse the executive for, the premium for the executive and his covered dependents for up to six months. Messrs. Manwani and McMahon must execute a general release of all claims against BMC and its affiliates in order to receive any of the foregoing benefits.
     Change of Control Agreements
     BMC entered into change of control agreements with each of Messrs. Vijay Manwani and John McMahon that provide that if, within 12 months of a change of control of BMC, the executive’s employment with BMC, or any successor, is terminated by BMC for other than cause or he resigns from BMC for good reason, the executive shall be entitled to a payment equal to one year of his then current base salary and the full acceleration of the vesting of any BMC stock options and restricted stock then outstanding. These benefits are subject to the executive executing a general release of all claims against BMC.
     Confidentiality and Intellectual Property Assignment Agreements
     In consideration for the benefits described above, Messrs. Manwani and McMahon each executed a confidentiality and intellectual property assignment agreement. Specifically, under these agreements each of the executives will be subject to: a non-solicitation of employees covenant during their employment and for 18 months thereafter; a confidentiality covenant during their employment and thereafter; and a non-competition covenant during their employment and for 18 months thereafter.
     Acceleration of Certain BladeLogic Employee Compensation Arrangements
     On April 10, 2008, the Compensation Committee of the board of directors of BladeLogic discussed and approved that any unvested portion of each of Dev Ittycheria’s and John J. Gavin, Jr.’s stock options and restricted stock that were not already accelerated pursuant to the terms of their change in control agreements shall now be accelerated so that 100% of their stock options and restricted stock shall vest and become fully exercisable in connection with a change in change in control of BladeLogic, including upon the acceptance of the Shares by the Purchaser in the Offer. BMC has waived any restrictions on actions taken by BladeLogic pursuant to Section 6.1 of the Merger Agreement with respect to the acceleration of Mr. Ittycheria’s and Mr. Gavin’s stock options and restricted stock.”
Item 12. Exhibits.
          Item 12 of the Statement is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer to Purchase, dated March 21, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Press Release issued by BMC on March 17, 2008.

(a)(1)(G)	Press Release issued by BMC on March 21, 2008.

(a)(1)(H)	Summary Advertisement published on March 21, 2008.

(a)(1)(I)	Press Release issued by BMC on March 31, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2008, among BMC, the Purchaser and BladeLogic.

(d)(2)	Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria and, dated as of April 10, 2008 among BMC, the Purchaser and certain beneficial owners of Bessemer Venture Partners V L.P.

(d)(3)	Nondisclosure Agreement, dated March 2, 2008, by and between BladeLogic and BMC.

(d)(4)	Employment Agreement, dated April 11, 2008, by and between BMC and Dev Ittycheria.

(d)(5)	Offer Letter, dated April 11, 2008, by and between BMC and Vijay Manwani.

(d)(6)	Offer Letter, dated April 11, 2008, by and between BMC and John McMahon.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bengal Acquisition Corporation
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Secretary

BMC Software, Inc.
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Date: April 11, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 21, 2008.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(F)	Press Release issued by BMC on March 17, 2008. (1)

(a)(1)(G)	Press Release issued by BMC on March 21, 2008.*

(a)(1)(H)	Summary Advertisement published on March 21, 2008.*

(a)(1)(I)	Press Release issued by BMC on March 31, 2008.#

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2008, among BMC, the Purchaser and BladeLogic.*(2)

(d)(2)	Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria and, dated as of April 10, 2008 among BMC, the Purchaser and certain beneficial owners of Bessemer Venture Partners V L.P.*

(d)(3)	Nondisclosure Agreement, dated March 2, 2008, by and between BladeLogic and BMC.*

(d)(4)	Employment Agreement, dated April 11, 2008, by and between BMC and Dev Ittycheria.

(d)(5)	Offer Letter, dated April 11, 2008, by and between BMC and Vijay Manwani.

(d)(6)	Offer Letter, dated April 11, 2008, by and between BMC and John McMahon.

*	Previously filed as exhibits to the Statement on March 21, 2008.

#	Previously filed as an exhibit to Amendment No. 1 to the Statement on March 31, 2008.

+	Previously mailed to the holders and beneficial owners of the Shares on March 21, 2008.

(1)	incorporated by reference to the Schedule TO-C filed by BMC with the SEC on March 18, 2008.

(2)	incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BladeLogic with the SEC on March 18, 2008.